Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-224381

Registration Statement No. 333-224381-01

Issuer Free Writing Prospectus, dated February 18, 2020

Supplementing the Preliminary Prospectus Supplement dated

February 18, 2020 (To Prospectus dated April 20, 2018)

WHIRLPOOL EMEA FINANCE S.À R.L.

€500,000,000 0.500% Notes due 2028

Fully and Unconditionally Guaranteed by

WHIRLPOOL CORPORATION

Pricing Term Sheet

February 18, 2020

Issuer:	Whirlpool EMEA Finance S.à r.l.
Legal Entity Identifier:	549300KCJ74PW78SNI52
Parent Guarantor:	Whirlpool Corporation
Legal Entity Identifier:	WHENKOULSSK7WUM60H03
Anticipated Ratings*:	Baa1/ BBB / BBB (all stable) (Moody’s/S&P/Fitch)
Ranking:	Senior, Unsecured
Offering Format:	SEC Registered
Listing:	Application will be made to list the notes on the Official List of the Irish Stock Exchange plc trading as Euronext Dublin and have the Securities admitted to trading on the Global Exchange Market thereof.
Principal Amount:	€500,000,000
Trade Date:	February 18, 2020
Settlement Date:**	February 21, 2020 (T+3)
Maturity Date:	February 20, 2028
Interest Payment Date:	Annually on February 20, commencing February 20, 2021
Coupon (Interest Rate):	0.500%
Price to Public:	99.369%
Yield to Maturity:	0.581%
Spread to Benchmark Bund:	110.2 bps
Benchmark Bund:	DBR 0.5% due February 28
Benchmark Bund Price and Yield:	108.35; -0.521%
Spread to Mid Swaps:	+75 bps
Mid Swaps Yield:	-0.169%
Day Count Convention:	ACTUAL/ACTUAL (ICMA)
Make-Whole Call:	Prior to November 20, 2027 (3 months prior to the Maturity Date) at a discount rate of Comparable Government Bond Rate plus 20 basis points
Par Call:	On or after November 20, 2027
ISIN/ CUSIP/Common Code:	XS2115092954 / 96332X AA2 / 211509295
Change of Control Offer to Purchase:	If the Parent Guarantor experiences a Change of Control Repurchase Event, the Issuer will be required, unless it has exercised the right to redeem the notes, to offer to repurchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Joint Book-Running Managers:	BNP Paribas Citigroup Global Markets Limited ING Bank N.V. J.P, Morgan Securities plc Mizuho International plc
Co-Managers:	Merrill Lynch International MUFG Securities EMEA plc UniCredit Bank AG Wells Fargo Securities, LLC
Stabilization:	Mizuho International plc

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the notes will be made against payment therefor on or about February 21, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

The parent guarantor and the issuer have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the parent guarantor has filed with the SEC for more complete information about the parent guarantor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the parent guarantor, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas, toll free at 1-800-854-5674, Citigroup Global Markets Limited at +44-20-7986-4000, ING Bank N. V. at +31205638975, J.P, Morgan Securities plc on +44-207-134-2468 or Mizuho International plc at +44 20 7090 6698.

MiFID II professionals/ECPs-only – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (RID) has been prepared or not available in the European Economic Area or the United Kingdom.

This pricing term sheet is not a prospectus for the purposes of the European Union’s Regulation (EU) 2017/1129.

This pricing term sheet and any other document or materials relating to the issue of the Notes offered hereby is for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)); (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order (“high net worth companies, unincorporated associations etc.”); (iii) are outside the United Kingdom; or (iv) are any other persons in the United Kingdom to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing term sheet relates will be engaged in only with, relevant persons. This document is directed only at relevant persons and any person in the United Kingdom that is not a relevant person should not act or rely on this pricing term sheet or any of its contents.